

April 20, 2015

James T. Prokopanko
Chief Executive Officer, President, and Director
The Mosaic Company
3033 Campus Drive
Suite E490
Plymouth, Minnesota 55441

> **Re:**   **The Mosaic Company**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 001-32327**

Dear Mr. Prokopanko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for Fiscal Fiscal Year Ended December 31, 2014

Item1. Business

Business Segment Information

Phosphates Segment page 9

1.   We note that you have a 35% economic interest in a Peruvian phosphate rock mine and a 25% interest in a Saudi Arabian development project. Please tell us if you have considered Industry Guide 7 property disclosure for either of these projects. Please note that we have historically considered projects with total assets or total revenues in excess of 10% of total assets or total revenues to be significant when considering Industry Guide 7 property disclosure.

<u>Potash Segment page 16</u>

2.   We note your disclosure of 3,695 million tonnes of potash mineralization and the boundary associated with this mineralization. Please tell us if this number includes inferred mineral resources. Please note that measured and indicated resources labeled as mineralized materials have historically been permitted to be disclosed in US filings. However inferred resources should not be combined with these estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief